UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share, of the Company (the “Shares”) at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, payable in cash to the holders thereof (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the SEC on December 13, 2019, and the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Items 2, 4, 5 and 8.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “at 5:00 p.m. (Eastern Time) on April 30, 2020” in the first paragraph of such section with “at 5:00 p.m. (Eastern Time) on June 30, 2020”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by replacing the last paragraph of such section with the following:

“The Offer, which was previously scheduled to expire at 5:00 p.m. (Eastern Time) on April 30, 2020, has been extended in accordance with the Purchase Agreement until 5:00 p.m. (Eastern Time) on June 30, 2020, unless further extended or earlier terminated in accordance with the Purchase Agreement. On April 27, 2020, Stryker issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(P) to the Schedule 14D-9.

On April 24, 2020, Wright held the EGM during which Wright shareholders approved all resolutions, including the Governance Resolutions (as defined in the Offer to Purchase), the Asset Sale Resolutions, the Merger Resolutions and the Demerger Resolutions, among other things. Adoption of the Governance Resolutions at the EGM satisfied the Governance Resolutions Condition (as defined in the Offer to Purchase). The Offer remains conditioned upon the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the other conditions to the Offer, including satisfaction of the Minimum Condition (as defined in the Offer to Purchase). As a result of the adoption of the Asset Sale Resolutions, the Merger Resolutions and the Demerger Resolutions at the EGM, the Minimum Condition has been automatically reduced to eighty percent (80%) of Wright’s issued and outstanding share capital (geplaatst en uitstaand kapitaal).”

The disclosure in Items 2, 4, 5 and 8 of the Schedule 14D-9, to the extent such Items refer to the EGM, are hereby amended and supplemented to the extent necessary to reflect that the EGM was held on April 24, 2020 and that Wright shareholders approved all resolutions relating to the Purchase Agreement and the Offer brought before them at the EGM.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(P)	Press release issued by Stryker, dated April 27, 2020 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2020	WRIGHT MEDICAL GROUP N.V.

	By:	/s/ James A. Lightman
	Name:	James A. Lightman
	Title:	Senior Vice President, General Counsel and Secretary